EXHIBIT A

This share exchange is made for the securities of a Japanese company. The share exchange is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of United States securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a United States court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.

(Stock Exchange Code 2145)

June 1, 2017

To Shareholders with Voting Rights:

Isao Yokoo

Representative Director and President

DATALINKS CORPORATION

2-7-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo

NOTICE OF

THE 35TH ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

You are cordially invited to attend the 35th Annual General Meeting of Shareholders of DATALINKS CORPORATION (the “Company”). The meeting will be held for the purposes as described below.

If you are unable to attend the meeting, you can exercise your voting rights in writing. Please review the Reference Documents for the General Meeting of Shareholders described hereinafter, and indicate your vote for or against the proposals on the enclosed Voting Rights Exercise Form and return it so that it is received by 5:35 p.m., Thursday, June 15, 2017.

1. Date and Time:	Friday, June 16, 2017 at 10:00 a.m. (reception will open at 9:00 a.m.)

2. Venue:	Moonlight Room on the 43rd floor of Keio Plaza Hotel located at 2-2-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo
(Please see the guide map to the venue at the end of the document)

3. Meeting Agenda:

Matters to be reported:	Business Report and Details of Financial Statements for the Company’s 35th Fiscal Year (April 1, 2016—March 31, 2017)

Proposals to be resolved:

Proposal 1:	Appropriation of Surplus

Proposal 2:	Approval of the share exchange agreement between the Company and DTS Corporation

Proposal 3:	Election of Two (2) Directors

Proposal 4:	Payment of Bonuses to Officers

4.	Matters regarding the Convocation of the General Meeting of Shareholders

In accordance with the provisions of laws and regulations and Article 18 of the Articles of Incorporation of the Company, the following matters are posted on the Company’s website (http://www.datalinks.co.jp/) and are not included in this Notice of Convocation.

The following matters that comprise the Reference Documents for the General Meeting of Shareholders:

- The “Provisions of the Articles of Incorporation of DTS Corporation” and the “Details of Financial Statements of DTS Corporation for the Most Recent Fiscal Year (ending March 31, 2017) referred to in Proposal 2

(Request)	When attending the meeting, please submit the enclosed Voting Rights Exercise Form at the reception desk.

(Notice)	- Should the Reference Documents for the General Meeting of Shareholders and the Appendix require revision, the revised versions will be posted on the Company’s website (http://www.datalinks.co.jp/).
- At the meeting, the Company promotes the “cool biz” style and would appreciate it if you could come to the meeting wearing casual clothing.

(Attachment)

Business Report

(from April 1, 2016 to March 31, 2017)

I.	Matters Relating to the Current Status of the Company

1.	Progress and Business Results

Reviewing the Japanese economy for the current fiscal year, corporate results have remained steady and the economy has continued to be on a moderate recovery supported by the government’s economic measures, monetary easing by the Bank of Japan and the greater than expected depreciation of the yen.

On the other hand, viewing the global economy as a whole, uncertainty has continued due to the U.S. administration’s protective policy management, the UK’s withdrawal from the EU, and others.

In the information services segment, which is the main business area of the Company, we are required to be able to apply up-to-date digital technologies including AI (*1), RPA (*2), IoT (*3), etc., and to make proposals for and create services including such systems to directly benefit our customers. In this area, we expect to create an increasing number of businesses jointly with our customers in the future.

In the BPO services segment, although there has been a constant shortage of human resources, we have continued solid growth boosted by the progress of digital technology. Further, we recognize that it is important for us to promptly become aware of any changes occurring in our customers’ business areas through the advance of digital technology, to provide our proposals in response to such changes, and to apply digital technology in the Company’s services.

Under such circumstances, in the “system solution services” segment, in order to strengthen the Company’s competitive advantages, we have continued the use of tools for improving development productivity, delivery of dashboard products enabling visualization of various kinds of information, and development of application adaptors using “ASTERIA WARP (*4)” for which we entered into a development partnership agreement in July 2016. In addition, we have actively made efforts to provide user-support-type services in response to our customers’ desire for in-house production.

In the “BPO services business” segment, the Company assigned part of our worker dispatch business on April 1, 2016 and, on February 28, 2017, completed taking the steps needed to obtain “PC DSS (*5)” certification, an international security standard relating to the credit card industry, in an effort to create a second pillar in the BPO services business. The Company has developed sales activities with our business partners in order to make such new business successful.

In the existing outsourcing segments as well, the Company has endeavored to improve and strengthen our business management foundations, including making efforts to continue strategic investment projects, and to sort out and withdraw from unprofitable projects.

In July 2016, with the purpose of further enhancing the compatibility between our IT business and BPO business, the Company conducted an organizational restructuring. Under such restructuring, the Company integrated the network infrastructure architecture/configuration, and the operation monitoring businesses, which had been included in the “system solutions service business”, into the “BPO service business”, established the “New Business Promotion Office” by positioning this Office as a strategic division for the entire Company, and promoted activities toward the creation of new business.

As a result of the above, the management results for the current fiscal year were recorded as follows: sales amounted to JPY 5,466 million (a 29.5% decrease from the previous year); operating income and ordinary income were in the amounts of JPY 267 million (a 17.1% decrease from the previous year) and JPY 269 million (a 17.2% decrease from the previous year), respectively. Net income was in the amount of JPY 291 million (a 42.1% increase from the previous year), as a result of recording extraordinary income in connection with business transfer.

An overview of sales by segment is as stated below:

•	System solutions service business:

While the flagship web application development business (in which large scale projects including a store ledger system for the beverage industry were obtained) and the network infrastructure architecture/configuration and operation monitoring businesses have been proceeding on a solid basis, the data science business and public and financial projects have been sluggish, thereby resulting in a decrease in the sales. Meanwhile, as a result of efforts to reinforce profits, including obtaining projects with high profitability, reducing costs of sales, etc., the management results for the current fiscal year were recorded as follows: sales and segment income (operating income) amounted to JPY 3,370 million (a 3.6% decrease from the previous year), JPY 591 million (an 8.7% increase from the previous year), respectively.

•	BPO service business:

While the core areas of network infrastructure architecture/configuration, operation monitoring business, and corporate-related outsourcing business which were integrated in July of the current fiscal year have been proceeding on a solid basis, outsourcing related to product sales have been sluggish, and sales have decreased as a result of the business transfer of the worker dispatch business. Although we have made efforts to improve productivity, including by thoroughly conducting operational management, appropriate assignment of personnel, and others, we have seen a decreased level of profitability, resulting in the following management results for the current fiscal year: sales and segment income in the amount of JPY 2,095 million (a 50.7% decrease from the previous year) and JPY 197 million (a 16.3% decrease from the previous year), respectively.

*1 AI (Artificial Intelligence): AI means artificial intelligence software and system mimicking (through computers) intellectual works processed by the human brain. To be specific, AI includes computer programming which understands the natural language that humans speak, conducts logical reasoning, and learns by experience.

*2 RPA (Robotic Process Automation): RPA refers to an approach which is mainly for realizing efficient and automated business for white collar workers, with the use of cognitive technologies (rule engine, machine learning, artificial intelligence, etc.).

*3 IoT (Internet Of Things): IoT provides various matters (things) existing in the world (in addition to information and telecommunications devices, including computers) with telecommunications features, connects such things to the Internet, or inter-networks the same, enabling automated recognition, automated control, and remote measurement.

*4 ASTERIA WARP: ASTERIA WARP refers to system-coordinated middle-ware targeting companies which was developed by Inforteria Corporation to realize data coordination and system coordination through non-programming development. As of the end of December 2016, 5,928 companies have introduced ASTERIA WARP (published by Inforteria Corporation).

*5 PCI DSS (Payment Card Industry Data Security Standard): PCI refers to the security standard in the credit card industry which was formulated with the purpose of causing credit card merchants and service providers to use data of credit card members in a safe manner.

The sales per segment and segment income (operating income) are as follows:

(Rounded down to the nearest million yen)

Period	[34th period] (from April 1, 2015 to March 31, 2016)		[35th period] (from April 1, 2016 to March 31, 2017)		Rate of Increase or Decrease
Segment	Sales (million yen)	Segment income (million yen)	Sales (million yen)	Segment income (million yen)	Sales (%)	Segment income (%)
System Solution Service	3,495	543	3,370	591	-3.6	8.7
BPO Service	4,254	236	2,095	197	-50.7	-16.3
Total	7,750	779	5,466	788	-29.5	1.2

Notes:

1.	The performance of BPO service in the previous fiscal year includes the worker dispatch business transferred as of April 1, 2016.
2.	The performance per segment is prepared based on the reclassified segments after the reorganization and change in July 2016.

2.	Important Capital Investments, etc.

Not applicable.

3.	Important Financing

Not applicable.

4.	Business Transfer

The Company decided to transfer part of the worker dispatch business within its BPO service to Recruit Staffing Co., Ltd. at the Board of Directors’ meeting held on February 3, 2016, executed the business transfer agreement on February 24, 2016, and carried out such business transfer on April 1, 2016 as the date of said business transfer.

5.	Change in Assets and Profit (Loss)

			(Unit: thousand yen)
Period Item	32nd period (from April 1, 2013 to March 31, 2014)	33rd period (from April 1, 2014 to March 31, 2015)	34th period (from April 1, 2015 to March 31, 2016)	35th period (current period) (from April 1, 2016 to March 31, 2017)
Sales	7,851,963	7,616,214	7,750,145	5,466,065
Ordinary Income	275,996	277,605	324,773	269,074
Net Income	156,564	166,327	204,944	291,182
Net Income per Share	72.52	77.04	94.93	134.87
Total Assets	3,499,943	3,776,299	3,899,888	3,774,458
Net Assets	2,622,457	2,747,622	2,909,596	3,141,071
Net Assets per Share	1,214.66	1,272.64	1,347.66	1,454.92
Equity Ratio	74.9%	72.8%	74.6%	83.2%

Notes:

1.	The figures above are indicated rounded down to the nearest respective unit shown in the table.
2.	The net income per share and the net assets per share are calculated respectively based on the average total number of issued and outstanding shares during the period and the total number of issued and outstanding shares at the end of the period. In addition, both the average total number of issued and outstanding shares during the period and the total number of issued and outstanding shares at the end of the period are calculated excluding the number of treasury shares.
3.	The Company carried out a share split at the rate of one hundred (100) shares per ordinary share on October 1, 2013. The net income per share and the net assets per share are calculated on the assumption that the share split was carried out at the beginning of the 32nd period.

6.	Issues to be Addressed

While company earnings remain firm, companies’ willingness to invest in IT is shifting into fields of state-of-the-art digital technology, such as AI or RPA. In the system solutions service business provided by the Company, a response to such digital technology is required in various areas, and the said business is expected to remain solid, through the said response to the latest technology and the solution to the lack of resources in the organization for development in the existing business of the Company.

Meanwhile, with regard also to the BPO service business, despite the firm growth in such sector, backed up by the progress of new digital technology, the Company acknowledges the need for (i) a response to the digital technology in the Company’s service as a means to differentiate itself from other companies, and (ii) discovery of personnel as a measure against lack of manpower.

Under such circumstances, as current issues, the Company considers that the following points are important: (a) creation of the Company’s advantages in terms of business and technology from a long-term point of view; (b) response to digital technology; (c) increase and enhancement of the level of personnel; and (d) drastic reform of business structure from a labor-intensive-type business to a knowhow-intensive-type business based on the Company’s knowledge and experience, and the Company will focus on the measures below:

[System solutions service business]

(i)	The Company aims to change into a prime contractor and upstream vendor, and will seek to strengthen its performance ability in the system integration field;

(ii)	In order to accelerate the response to digital technology, the Company aims to establish a special team and to create advantages in terms of business and technology in concrete cases; and

(iii)	The Company will actively expand its business development near shore and offshore for the purpose of enhancing development productivity and bringing about a solution to the lack of manpower.

[BPO service business]

(i)	The Company will immediately further improve its earnings structure and its response to digital technology in its existing business, and will seek to differentiate itself from its competitors, for the purpose of establishing its position in the market;

(ii)	In the contact center business and data entry business in which the Company has been active for many years, the Company will aim to achieve the new business development in cooperation with its system solutions business; and

(iii)	The Company will immediately cause the PCI DSS-certified platform-type call center business to become profitable for the purpose of creating advantages in the BPO service.

7.	Main Business Contents (as of March 31, 2017)

(1)	System integration service
(2)	Development and sale of computer software
(3)	Designing, execution, and maintenance of telecommunication work
(4)	Data entry service
(5)	Worker dispatch service
(6)	Fee-charging job placement service

8.	Main Business Offices (as of March 31, 2017)

Location, etc.
Headquarters	Odakyu Daiichi Seimei Building, 2-7-1 Nishishinjuku, Shinjuku-ku, Tokyo 163-0725 Tel: 03-5962-7621 Fax: 03-5962-7622

Kanagawa Office	NTT Higashinihon Seya Building, 2-3-3 Hashido, Seya-ku, Yokohama-shi, Kanagawa 246-0037 Tel: 045-520-3897

Saitama Office	NTT Higashinihon Namiki Building, 1-4 Namiki, Tokorozawa-shi, Saitama 359-0042 Tel: 04-2937-3781

9.	Employees (as of March 31, 2017)

Number of Employees	Compared to the End of the Previous Period	Average Age	Average Years of Employment
314	- 23	37.4 years old	10.2 years

Note:	The number of employees excludes the number of secondees from the Company to other companies, and includes the number of secondees from other companies to the Company.

10.	Important Parent Company and Subsidiaries

(1) Parent Company

(a) Relationship with the Parent Company

Name	Location	Amount of Capital (million yen)	Shares of the Company Held by the Parent Company (Capital Contribution Ratio)	Main Business Contents
DTS Corporation	Minato-ku, Tokyo	6,113	50.02%	Development business of information system, etc.

Note:	The Company has transactions with its parent company for the system solutions service (mainly SES support for system development) and the BPO service (mainly worker dispatch).

(b) Matters relating to the Transactions with the Parent Company, etc.

With respect to the transactions with its parent company, etc., the Company makes decisions after negotiations with such parent company, etc., based on the same conditions as those for other domestic companies which are in the same sector and have transactions with the Company, considering the technical skills and prices in the sector, etc., of the services provided. The Company has the Board of Directors at the heart of its decision-making process and considers the appropriateness of its decision-making process to be free of any problems.

(2) Important Subsidiaries

Not applicable.

(3) Specified Wholly-owned Subsidiary as of the Last Day of the Fiscal Year under Review

Not applicable.

11.	Main Lenders and the Amount of Borrowings (as of March 31, 2017)

Not applicable.

12.	Other Important Matters relating to the Current Status of the Company

Converting the Company into a wholly-owned subsidiary of DTS Corporation

(1)	The Purpose of the Conversion into a Wholly-owned Subsidiary

At the Board of Directors’ meeting held on May 11, 2017, the Company passed a resolution to make the Company a wholly-owned subsidiary of DTS Corporation through the Share Exchange between DTS Corporation, as the wholly-owning parent company of the said Share Exchange, and the Company, as the wholly-owned subsidiary of such Share Exchange, and the Share Exchange Agreement was executed between these two companies on the same day.

The Company reached the conclusion that it was necessary to strengthen its competitiveness through enhancement of its technical capacity and personnel training by making the most of not only the Company’s own resources but also the management resources of the DTS group in every situation, for the sustainable growth and enhancement of the corporate value of the Company.

Furthermore, both companies reached the common understanding that, in order to further accelerate and ensure the advancement of the said competition policy, it would be necessary to maximize business synergy effects by making the Company a wholly-owned subsidiary of its parent company, DTS Corporation, making full use of the information related to technology and sales held by the DTS group and merging the management resources of both of the companies, and therefore executed the Share Exchange Agreement.

(2)	Method of the Share Exchange

With respect to the Company, the Company plans to carry out the Share Exchange on August 1, 2017 as the effective date thereof, after obtaining the approval of such Share Exchange Agreement at the 35th Annual General Meeting of Shareholders that is scheduled to be held on June 16, 2017.

With respect to DTS Corporation, in accordance with the procedures for a simplified share exchange pursuant to the provisions of Article 796, Paragraph 2 of the Companies Act, DTS Corporation plans to carry out the Share Exchange without obtaining the approval of the General Meeting of Shareholders of DTS Corporation.

(3)	Share Allotment relating to the Share Exchange

For each share of the Company’s common stock, 0.73 shares of DTS Corporation’s common stock will be allotted and delivered. No shares will be allotted through the Share Exchange for the 1,080,000 shares of the Company’s common stock owned by DTS Corporation.

(4)	Schedule for the Share Exchange

Date of resolution of the Board of Directors for the execution of the Share Exchange Agreement (both companies)	May 11, 2017

Execution date of the Share Exchange Agreement (both companies)	May 11, 2017

Record date of the Annual General Meeting of Shareholders (the Company)	March 31, 2017

Date of the Annual General Meeting of Shareholders (the Company)	June 16, 2017 (scheduled)

Last trading day (the Company)	July 26, 2017 (scheduled)

Delisting date (the Company)	July 27, 2017 (scheduled)

Effective date of the Share Exchange	August 1, 2017 (scheduled)

II.	The Company’s Shares (as of March 31, 2017)

1.	Total Number of Shares Authorized to be Issued	5,000,000 shares
2.	Total Number of Issued and Outstanding Shares	2,159,000 shares
3.	Number of Shareholders	438
4.	Top Ten (10) Major Shareholders

Name of Shareholder	Number of Shares Held (shares)	Shareholding Ratio (%)
DTS Corporation	1,080,000	50.02
NTT Data Corporation	375,000	17.36
TelWel East Japan Corporation	187,500	8.68
Morgan Stanley MUFG Securities Co., Ltd.	98,200	4.54
Datalinks Employees’ Shareholding Association	88,200	4.08
DOCOMO CS, Inc.	75,000	3.47
Goldman Sachs Japan Co. Ltd.	28,000	1.29
Japan Trustee Services Bank, Ltd. (Trust account)	22,900	1.06
SBI Securities Co., Ltd.	11,000	0.50
Takayuki Fujita	7,400	0.34

Note:	Despite the description that Simplex Asset Management Co., Ltd. holds the shares stated below as of February 15, 2017 in the statements of large-volume holdings made available for public inspection on February 22, 2017, the Company has not been able to confirm the effective number of shares held as of the end of the current fiscal year. Therefore, such company is not included in the above ten (10) major shareholders.

In addition, the description in the statements of large-volume holdings is as follows:

Name	Location	Number of Share Certificates, etc., Held (shares)	Ratio of Share Certificates, etc. Held (%)
Simplex Asset Management Co., Ltd.	1-5-1 Marunouchi, Chiyoda-ku, Tokyo	109,600	5.08

III.	Matters Concerning Officers of the Company (as of March 31, 2017)

1.	Directors and Corporate Auditors

Name	Position and Responsibilities	Significant Concurrent Positions
Isao Yokoo	Representative Director and President	Director, DTS Corporation

Kazuhito Furuta	Director Executive Officer and General Manager of’ Management Service Business Department, General Manager of MS Sales Planning Department and General Manager of Business Support Service Department

Tsuyoshi Takahashi	Director Executive Officer and General Manager of Integration Service Business Department and General Manager of Sales & Marketing Department

Tomoki Toyonaga	Director	Executive Officer and General Manager of Corporate Telecommunications Business Division, DTS Corporation Member of the General Meeting of Members, DTS SOFTWARE VIETNAM CO., LTD.

Nobuhiko Ishikawa	Director	Executive Officer and General Manager of Solution Business Division, DTS Corporation Member of the General Meeting of Members, DTS SOFTWARE VIETNAM CO., LTD.

Naoki Sato	Director

Mutsuo Tsurusaki	Full-Time Corporate Auditor

Taeko Ishii	Corporate Auditor	Vice President, Ota/Ishii Law Office

Takao Ono	Corporate Auditor

(Notes)

1.	The personnel transfers involving the officers of the Company conducted during the current fiscal year were as follows:

At the 34th Annual General Meeting of Shareholders held on June 17, 2016, Mr. Naoki Sato was elected as a Director and assumed such office.

2.	Among the Directors, Mr. Naoki Sato is an Outside Director as stipulated in Article 2, Item 15 of the Companies Act.
3.	Among the Corporate Auditors, Ms. Taeko Ishii and Mr. Takao Ono are Outside Corporate Auditors as stipulated in Article 2, Item 16 of the Companies Act.
4.	Mr. Naoki Sato, Ms. Taeko Ishii and Mr. Takao Ono have been notified to the Tokyo Stock Exchange as being Independent Officers as stipulated in the rules thereof.

2.	Summary of the Contents of Liability Limitation Agreements

The Company’s Articles of Incorporation stipulate that, with respect to the liabilities under Article 423, Paragraph 1 of the Companies Act which should be borne by Directors and Corporate Auditors, the Company may execute agreements with each of them under which they bear liabilities up to an amount set forth under applicable laws and regulations if such

Directors and Corporate Auditors do not act with intention or gross negligence. Based upon such premise, the Company has executed liability limitation agreements with each Director (excluding Directors who are Executive Directors, etc.) and each Corporate Auditor, and the liability for damages under such agreements is limited to the higher of: a predetermined amount, which shall be more than or equal to 1,000,000 yen, or the minimum liability amount stipulated under applicable laws and regulations

3.	Aggregate Amount of Remuneration, etc. for Directors and Corporate Auditors for the Current Fiscal Year

	Numbers of Officers Paid	Total Amount of Remuneration, etc. (thousand yen)
Directors	4 Persons	41,630
Corporate Auditors	3 Persons	11,050
Total	7 Persons	52,680

(Notes)

1.	The amounts shown above are rounded down to the nearest 1,000 yen.
2.	The maximum amount of remuneration for Directors was resolved at the 24th Annual General Meeting of Shareholders held on June 20, 2006, to be within 100,000,000 yen per annum (excluding salary as employees).
3.	The maximum amount of remuneration for Corporate Auditors was resolved at the 34th Annual General Meeting of Shareholders held on June 17, 2016, to be within 15,000,000 yen per annum.
4.	The aggregate amount of remuneration, etc. includes 6,860,000 yen, which is the provision of the reserve for retirement benefits for officers (6,110,000 yen to three (3) Directors and 750,000 yen to one (1) Corporate Auditor), recorded for the current fiscal year.
5.	The numbers of officers paid do not include the two (2) Directors without remuneration.

4.	Matters Concerning Outside Officers

(1)	Entities where the officers hold significant concurrent positions and relationships between such entities and the Company

Ms. Taeko Ishii concurrently serves as a Vice President of Ota/Ishii Law Office.

Such law office does not have any important transactions or any other relationships with the Company.

(2)	Principle activities during the current fiscal year

Mr. Naoki Sato has attended eight (8) out of eight (8) Board of Directors’ meetings that were held from the time he took office on June 17, 2016 until the last day of the current fiscal year, and has asked and made managerially-helpful questions and comments, from time to time, as necessary, based on his extensive experience and perspective as an executive.

Ms. Taeko Ishii has attended nine (9) out of nine (9) Board of Directors’ meetings and has asked and made managerially-helpful questions and comments, from time to time, as necessary, from her professional perspective as a lawyer.

In addition, Ms. Taeko Ishii has attended eight (8) out of eight (8) Board of Corporate Auditors’ meetings and has made comments regarding the auditing methods and other matters concerning the execution of duties of the Corporate Auditors.

Mr. Takao Ono has attended nine (9) out of nine (9) Board of Directors meetings, and has asked and made managerially-helpful questions and comments, from time to time, as necessary, based on his knowledge and perspective that he has gained through his experience in financial institutions.

Furthermore, Mr. Takao Ono has attended eight (8) out of eight (8) Board of Corporate Auditors’ meetings, and has made comments regarding the auditing methods and other matters concerning the execution of duties of the Corporate Auditors.

(3)	Amount of remuneration, etc. paid by the Company and amount of remuneration, etc. received from the Company’s parent company or its subsidiary

	Number of Outside Officers Paid	Amount of Remuneration, etc. (thousand yen)	Remuneration, etc. Paid to Officers by Parent Company or Its Subsidiary (thousand yen)
Total Amount of Remuneration, etc. Paid to Outside Officers, etc.	3 Persons	5,300	—

IV.	Matters Concerning the Accounting Auditor (as of March 31, 2017)

1.	Name of the Accounting Auditor

Ernst & Young ShinNihon LLC

2.	Amount of Remuneration, etc. for the Accounting Auditor

(1)	Amount of remuneration, etc. to be paid as Accounting Auditor fees:16,000,000 yen

(2)	Aggregate amount of monetary and other proprietary benefits to be paid by the Company:16,000,000 yen

(Notes)

1.	Reasons why the Board of Corporate Auditors gave its consent with respect to the remuneration, etc. for the Accounting Auditor

The Board of Corporate Auditors confirmed the transition of the time spent for the audit in the audit plan and remuneration paid for the audit, as well as the audit plan and the performance of the previous fiscal year, and examined the validity of the estimate for the amount of remuneration, based on the “Practical Guidelines for Cooperation with Accounting Auditors” published by the Japan Audit & Supervisory Board Members Association, and, as a result, gave its consent pursuant to Article 399, Paragraph 1 of the Companies Act regarding the remuneration, etc. for the Accounting Auditor.

2.	The audit agreement between the Company and the Accounting Auditor does not clearly distinguish the amount of remuneration, etc. paid for the audit conducted in accordance with the Companies Act from that paid for the audit conducted in accordance with the Financial Instruments and Exchange Act. Therefore, the aggregate amount thereof is stated for the amount of remuneration.

3.	Non-Audit Services

Not applicable

4.	Policy for Determining the Dismissal or Non-reappointment of the Accounting Auditor

(1)	If the Board of Corporate Auditors finds it necessary, such as when there is a problem regarding the execution of duties by the Accounting Auditor, the Board of Corporate Auditors will make the dismissal or non-reappointment of the Accounting Auditor the subject matter of the General Meeting of Shareholders, upon the resolution of the Board of Corporate Auditors.

(2)	If the Board of Corporate Auditors finds that the Accounting Auditor falls under any item of Article 340, Paragraph 1 of the Companies Act, the Board of Corporate Auditors shall dismiss the Accounting Auditor upon the consent of all Corporate Auditors. In such case, the Corporate Auditor selected by the Board of Corporate Auditors will report the dismissal of the Accounting Auditor and the reason for the dismissal at the first General Meeting of Shareholders convened after the dismissal.

5.	Matters Concerning Disposition for Suspension of Business to which the Accounting Auditor was Subjected within the Last Two (2) Years

Summary of the contents of the disciplinary action announced by the Financial Services Agency on December 22, 2015

(1)	Subject of disposition

Ernst & Young ShinNihon LLC

(2)	Contents of disposition

-Suspension of business of executing new contracts            Three (3) months

(From January 1, 2016 to March 31, 2016)

-Business improvement order (improvement of business management system)

(3)	Reason for disposition

a.	With respect to the auditing of the financial statements of TOSHIBA CORPORATION for the fiscal years ending March 2010, March 2012 and March 2013, seven (7) certified public accountants of Ernst & Young ShinNihon LLC failed to exercise due care and attested that financial statements which contained material misstatements were those without any material misstatements.

b.	The operations of Ernst & Young ShinNihon LLC were found to be grossly inappropriate.

V.	Systems for Securing Appropriate Business Operations

With regard to the “Systems for securing appropriate business operations” as stipulated in the Companies Act and the Ordinance for Enforcement of the Companies Act, the Company has resolved on the said systems at the meeting of the Board of Directors, and a summary thereof is as follows:

1.	System to Ensure that the Execution of Duties by Directors and Employees is in Compliance with the Laws and Regulations, and the Articles of Incorporation

(1)	The Board of Directors shall decide on the policy/plan for the development of the internal control systems, including the compliance system, and shall receive status reports thereon on a regular basis.

(2)	By continuing to elect Outside Directors, the Company shall make efforts to maintain and improve the functionality of supervising the Directors’ execution of their duties.

(3)	For lawful and appropriate business activities, the Company shall establish and implement a legal checking system utilizing outside professionals, as necessary.

(4)	Corporate Auditors shall independently audit the Directors’ execution of their duties, including the status of the development and operation of the internal control systems.

(5)	Based on the “Datalinks Corporate Ethics Charter” and the “Datalinks Code of Conduct”, the Company shall make efforts to foster the awareness of compliance among its officers and employees by continuing to provide them with training, etc. to enable each of them to engage in business operations by seeing compliance as its own issue in their respective positions.

(6)	The Representative Director and President shall directly supervise the Auditing Office, and the Auditing Office shall confirm whether or not the internal control systems are functioning effectively, monitor the implementation status of the policies and plans for the development of such systems, and the Representative Director and President shall report the results of such audit to the Board of Directors.

(7)	The Company shall establish an “Internal Notification System” (Corporate Ethics Help Line) as a means for officers and employees, etc. of the Company, or other employees who work for the Company, to consult with and make a report with regard to any act, etc. that is questionable in light of the laws and regulations.

2.	System regarding the Storage and Management of Information related to the Execution of Duties by Directors

(1)	Documents related to the Directors’ execution of their duties (including electromagnetic records; hereinafter the same shall apply) as well as other important information shall be handled in accordance with the “Document Management Rules” and each of the management guidelines pertaining thereto, and the person in charge specified in such rules, etc. shall store and manage the same with a high level of security and shall develop a system in which such documents and information are made available for inspection by parties who require the same.

(2)	The Company shall specify a department responsible for information management, and develop a system for information security. In addition, for the protection of personal information, the Company shall establish a basic policy and personal information protection rules.

3.	Rules and Other Systems regarding Management of the Risk of Loss

(1)	The Representative Director and President shall control risk management and designate a responsible officer in order to ensure smooth and effective functioning of risk management, and the competent department within the Corporate Service Controlling Division shall systemize the risks and understand the issues, specify a department responsible for each risk and establish a response plan for responding to such issues, and monitor for the occurrence of any risk, on an ongoing basis.

(2)	The Company shall manage business-related risks by emphasizing the management thereof, taking into consideration the frequency and influence of the occurrence thereof.

(3)	The competent department shall, on a regular basis, review the progress of the development of a system against risks in each responsible department, and review the appropriateness of the company-wide systems through specific verification of individual cases.

(4)	The Auditing Office shall audit the day-to-day risk management status in each department.

(5)	The Representative Director and President shall report to the Board of Directors on important matters extracted from the results of the review stipulated in (iii) above and the results of the audit stipulated in (iv) above.

4.	System to Secure Effective Execution of Duties by Directors

(1)	The Board of Directors shall establish the “Rules for Division of Duties” and, based on such rules, shall cause the Representative Director and President, as well as the other Directors, etc. in charge of business execution, to engage in the execution of business, and shall receive reports on the status, etc. of the business execution, on a regular basis.

(2)	As an organ to discuss important matters, etc. regarding the management and to make appropriate decisions, the Company shall establish and operate a “Management Meeting”, consisting of the Representative Director and President and the heads of other important organizations.

(3)	For the purpose of achieving company-wide business promotion, the Company shall take the specific measures that should be taken and shall engage in the execution of business in an effective manner, in accordance with the internal rules on authority and decision-making rules.

(4)	The Company shall set a company-wide mission to be shared by its officers and employees and make efforts to achieve the dissemination of such mission, and shall formulate a three-year Mid-Term Management Plan based on such mission. Based on the Mid-Term Management Plan, the Company shall, as a short-term business plan for each fiscal year, set a business goal and budget for each business division.

5.	System for Securing the Appropriateness of Business Operations in the Corporate Group consisting of the Company and Its Parent Company and Subsidiaries

(1)	The Company shall aim to collaborate with its parent company while fully respecting the mutual independence and autonomy thereof.

(2)	The Company shall regard it as its basic policy to appropriately conduct transactions, etc. with its parent company in accordance with the laws and regulations.

6.	Matters Regarding the Placement of Employees to Support the Duties of Corporate Auditors

In implementing an audit, Corporate Auditors may give directions and orders to employees in the Auditing Office, etc. with regard to any matters that are necessary for the audit.

7.	Matters regarding the Independence of the Employees Stipulated in 6. above from Directors, and Matters for Ensuring the Effectiveness of Instructions and Orders Given to Such Employees

(1)	The Company shall respect the opinions of Corporate Auditors with regard to the personnel transfer and evaluation of employees who support the duties of Corporate Auditors.

(2)	An employee who has been given an instruction or order from a Corporate Auditor in the implementation of audits shall not be given any instructions or orders from any Directors, etc. during the performance of his/her business.

8.	System for Directors and Employees to Report to Corporate Auditors, and Other Systems with respect to Reporting to Corporate Auditors

(1)	The Representative Director and President and the other Directors, etc. in charge of business execution shall, from time to time, report on the status of their business execution to the Corporate Auditors at the meetings of the Board of Directors, etc.

(2)	If a Director discovers any of the following matters, such Director shall promptly report the same to the Corporate Auditors:

(a)	Any matter which causes, or is likely to cause, substantial damage to, or loss of confidence in, the Company;

(b)	Any material breach of the laws or regulations, or the Articles of Incorporation or internal rules of the Company, or any threat thereof;

(c)	Any matter which is important from the viewpoint of compliance; or,

(d)	Any other matters similar to a) through c) above.

(3)	If an employee discovers any important fact with regard to the matters stipulated in (ii) above, the employee may report the same directly to the Corporate Auditors.

9.	System to Ensure that Persons Who Have Made Reports to Corporate Auditors Will Not Receive any Adverse Treatment for Having Made Such Reports

In “DATALiNKS Compliance Guide,” the Company shall prohibit any adverse treatment of persons due to their having made reports to the Corporate Auditors, and shall keep its officers thoroughly informed of such effect.

10.	Matters regarding the Procedures for Advance Payment or Reimbursement of Expenses Incurred in relation to the Execution of Duties by Corporate Auditors and Any Other Policy for Processing of Expenses and Debts Incurred in relation to the Execution of Their Duties

The Company shall prepare a budget, in advance, for expenses projected to be incurred in the audit plan established by the Corporate Auditors, and shall be able to make advance payment or reimbursement of any expenses that are required to respond to an unexpected event.

11.	Other Systems to Ensure Effectiveness of Audits by Corporate Auditor

(1)	In addition to the meetings of the Board of Directors, Corporate Auditors may attend important meetings, such as meetings of the Management Meeting, in order to understand important decision-making processes and the status of business execution.

(2)	Corporate Auditors may inspect important approval documents and other important documents, and receive explanation thereon from the Directors and employees as necessary.

(3)	The Corporate Auditors shall, from time to time, exchange opinions with the Representative Director and President, and the Accounting Auditor, respectively.

(4)	The Directors shall cooperate with the Corporate Auditors in developing an environment in which the Corporate Auditors may communicate and exchange information with the Corporate Auditors, etc. of the parent company, in order to ensure appropriate execution of duties by the Corporate Auditors.

(5)	The Corporate Auditors may, at their discretion and as necessary, receive advice regarding auditing business from outside professionals, such as attorneys and certified public accountants.

12.	Basic Policy for the Elimination of Anti-Social Forces

As part of the ethical mission for corporations, the Company shall establish the “Datalinks Code of Conduct”, firmly eliminate any ties with anti-social forces which threaten the public order and safety, and shall have no relationship with such forces.

In addition, the Company shall stringently respond to any unreasonable demand from anti-social forces. If any trouble arises with any anti-social forces, the Company shall make efforts to organizationally handle such problem in collaboration with the police and attorneys, etc. under the rapid communication systems available to deal with such trouble.

VI.	Operational Status of the Systems for Securing Appropriate Business Operations

With regard to the “Implementation status of the systems for securing appropriate business operations” in the Company, the Company has been investigating the status of the development and operation of the internal control systems, and has reported the content of such investigation to the Board of Directors. As for the issues discovered by such investigation, the Company has taken corrective measures and has been making efforts to establish and operate more appropriate internal control systems.

Balance Sheet

(as of March 31, 2017)

(Unit: thousand yen)

Item	Amount	Item	Amount
(Assets)		(Liabilities)
Current assets	3,636,882	Current liabilities	609,543
Cash and deposits	2,672,468	Accounts payable—trade	173,066
Accounts receivable – trade	753,279	Accounts payable—other	147,726
Work in process	235	Accrued expenses	26,063
Prepaid expenses	16,641	Accrued business office taxes	6,952
Accounts receivable—other	22,240	Income taxes payable	65,307
Consumption taxes receivable	97,932	Advances received	8,294
Deferred tax assets	78,371	Deposits received	10,788
Other	212	Provision for bonuses	164,743
Allowance for doubtful accounts	-4,499	Provision for directors’ bonuses	6,000
Noncurrent assets	137,576	Other	600
Property, plant and equipment	40,069	Noncurrent liabilities	23,844
Buildings	25,397	Long-term accounts payable—other	294
Tools, furniture and fixtures	14,672	Provision for directors’ retirement benefits	23,550

Intangible assets	9,988	Total liabilities	633,387

Software	8,678	(Net assets)
Telephone subscription right	1,310	Shareholders’ equity	3,125,416
Investments and other assets	87,517	Capital stock	309,024
Investment securities	29,056	Capital surplus	209,024
Golf club memberships	3,000	Legal capital surplus	209,024
Lease and guarantee deposits	51,445	Retained earnings	2,607,505
Deferred tax assets	4,015	Legal retained earnings	25,000
		Other retained earnings	2,582,505
		General reserve	1,857,500
		Retained earnings brought forward	725,005
		Treasury stock	-136
		Valuation and translation adjustments	15,654
		Valuation difference on available-for-sale securities	15,654

		Total net assets	3,141,071

Total assets	3,774,458	Total liabilities and net assets	3,774,458

(Note) The amounts shown above are rounded down to the nearest whole unit.

Statement of Income

(from April 1, 2016 to March 31, 2017)

(Unit: thousand yen)

Item	Amount
Sales		5,466,065
Cost of sales		4,385,199

Gross profit		1,080,866
Selling, general and administrative expenses		813,489

Operating income		267,376
Non-operating income
Interest income	199
Dividend income	392
Insurance dividends	875
Miscellaneous income	231	1,697

Ordinary income		269,074
Extraordinary income
Gain on transfer of business	161,287	161,287

Extraordinary loss
Loss on sales of noncurrent assets	2,716	2,716

Income for current period before income taxes		427,645
Income taxes – current	112,488
Income taxes – deferred	23,975	136,463

Net income for current period		291,182

(Note)	The amounts shown above are rounded down to the nearest whole unit.

Statement of Changes in Equity

(from April 1, 2016 to March 31, 2017)

(Unit: thousand yen)

Balance and changes	Shareholders’ equity
	Capital stock	Capital surplus	Retained earnings
		Legal capital surplus	Legal retained earnings	Other retained earnings		Total retained earnings
				General reserve	Retained earnings brought forward
Balance at beginning of current period	309,024	209,024	25,000	1,857,500	492,116	2,374,616
Changes of items during current period
Dividend of surplus	—	—	—	—	-58,293	-58,293
Net income for current period	—	—	—	—	291,182	291,182
Purchase of treasury stock	—	—	—	—	—	—
Net changes of items other than shareholders’ equity during current period	—	—	—	—	—	—
Total changes of items during current period	—	—	—	—	232,889	232,889
Balance at end of current period	309,024	209,024	25,000	1,857,500	725,005	2,607,505

Balance and changes	Shareholders’ equity		Valuation and translation adjustments	Total net assets
	Treasury stock	Total shareholders’ equity	Valuation difference on available-for-sale securities
Balance at beginning of current period	—	2,892,664	16,932	2,909,596
Changes of items during current period
Dividend of surplus	—	-58,293	—	-58,293
Net income for current period	—	291,182	—	291,182
Purchase of treasury stock	-136	-136	—	-136
Net changes of items other than shareholders’ equity during current period	—	—	-1,277	-1,277
Total changes of items during current period	-136	232,752	-1,277	231,474
Balance at end of current period	-136	3,125,416	15,654	3,141,071

(Note)	The amounts shown above are rounded down to the nearest whole unit.

[Notes to the Non-Consolidated Financial Statements]

Notes to Significant Accounting Policies

1.	Valuation Standards and Methods for Securities

Other Securities

Securities with market value

Securities with market value are stated at market value based on the quoted market price and other factors at the date of financial settlement. (Valuation differences are reported as a component of net assets, and the cost of securities sold is calculated using the moving-average method.)

2.	Valuation Standards and Methods for Inventories

Inventories held for sale in the ordinary course of business

Valuation standards are based on the cost method (method of reducing book value in accordance with a decrease in profitability)

(i)	Merchandise

Stated using the moving-average method

(ii)	Work in process

Stated using the specific identification method

3.	Methods of Depreciation and Amortization for Non-Current Assets

(1)	Property, plant and equipment (excluding lease assets)

Depreciation is calculated using the declining-balance method.

However, buildings (excluding equipment attached to buildings) acquired in April 1, 1998 and after, and equipment attached to buildings and structures acquired in April 1, 2016 and after, are stated using the straight-line method. Their useful lives are mainly as follows.

(i)	Buildings (equipment attached to buildings)

3-15 years

(ii)	Tools, furniture and fixtures

2-20 years

Assets with acquisition prices of 100,000 yen or more and less than 200,000 yen are depreciated using the straight-line method over three years.

(2)	Intangible assets (excluding lease assets)

Stated using the straight-line method. Depreciation of software for internal use is calculated based on internally estimated useful lives (five years).

(3)	Lease assets

Lease assets pertaining to finance lease contracts that do not transfer ownership rights are depreciated using the straight-line method with lease periods of such assets being useful lives, and residual value being zero.

4.	Accounting Standards for Allowances and Provisions

(1)	Allowance for doubtful accounts

To provide for possible losses on receivables, the Company sets aside the amount that is expected to be irrecoverable, based on the actual default ratio, on general accounts receivable, while based upon examining recoverability for specific accounts receivable where recoverability is in doubt.

(2)	Provision for bonuses

To provide for the provision of bonuses for employees, the Company sets aside an estimated amount for the provision of bonuses for the fiscal year under review in which such amount shall be disbursed.

(3)	Provision for Officers’ bonuses:

To provide for bonuses of Officers, the Company sets aside an estimated amount for the provision of bonuses for the fiscal year under review in which such amount shall be disbursed.

(4)	Provision for Officers’ retirement benefits

To provide for retirement benefits of Officers, the Company sets aside the amount necessary at the end of the fiscal year under review in accordance with the Company’s internal rules.

5.	Accounting Standards for Recognizing Revenue and Expenses

Accounting standards for recognizing revenue and costs for completed construction contracts

(1)	The percentage-of-completion method is applied to construction contracts if the outcome of the construction activities is deemed certain during the course of activity until the end of the fiscal year under review (percentage-of-completion is estimated based on the ratio of costs incurred to estimated total costs).

(2)	Other construction contracts

The completed-construction method is applied.

6.	Other Significant Accounting Policies for Preparing the Non-Consolidated Financial Statements

(1)	Accounting Procedures for Consumption and Other Taxes

Consumption and other taxes are not included in listed amounts.

(2)	Retirement benefits plan

The Company adopts the defined contribution pension plan and prepaid retirement allowance plan.

Notes to Changes in Accounting Policies

(Changes in accounting policies in accordance with the revision of accounting standards)

The Company has adopted the Practical Solution on Accounting for Changes in Depreciation Method related to the 2016 Tax Law Changes in compliance with the revised Corporation Tax Act (ASBJ Practical Solution No. 32, June 17, 2016) from the current fiscal year under review, and changed the method from the declining-balance method to the straight-line method for depreciating equipment attached to buildings and structures acquired in April 1, 2016 and after.

This change did not materially impact operating income, ordinary income, and income before income taxes for the fiscal year under review.

Additional Information

The Company has adopted the Implementation Guidance on Recoverability of Deferred Tax Assets (ASBJ Implementation Guidance No. 26 issued on March 28, 2016) from the fiscal year under review onward.

Notes to Non-Consolidated Balance Sheet

1. Accumulated Depreciation of Property, Plant and Equipment	102,116 thousand yen

2. Monetary claims to affiliated companies are as follows. Short-term monetary claims	52,992 thousand yen

Notes to Non-Consolidated Income Statements

Transactions with affiliated companies
Sales amount
Net sales	647,147 thousand yen

Notes to Non-Consolidated Statements of Changes in Net Assets

1.	Type and Total Number of Shares Issued

Type of shares	Number of shares at the beginning of the fiscal year under review (shares)	Number of shares increased in the fiscal year under review (shares)	Number of shares decreased in the fiscal year under review (shares)	Number of shares at the end of the fiscal year under review (shares)
Number of shares issued Common shares	2,159,000	—	—	2,159,000

2.	Type and Number of Treasury Shares

Type of shares	Number of shares at the beginning of the fiscal year under review (shares)	Number of shares increased in the fiscal year under review (shares)	Number of shares decreased in the fiscal year under review (shares)	Number of shares at the end of the fiscal year under review (shares)
Common shares	—	76	—	76

(Note)	The increase in treasury shares was due to the purchase of 76 fractional shares.

3.	Matters Concerning Dividends

(1)	Matters concerning dividends on retained earnings in the fiscal year under review

Resolution	Type of shares	Total amount of dividends (thousand yen)	Amount of dividend per share (yen)	Record Date	Effective Date
Ordinary General Meeting of Shareholders on June 17, 2016	Common shares	58,293	27	March 31, 2016	June 20, 2016

(2)	Dividends of which record date is in the fiscal year under review, but which come into effect in the next fiscal year

Scheduled resolution	Type of shares	Source for dividends	Total amounts of dividends (thousand yen)	Amount of dividend per share (yen)	Record date	Effective date
Ordinary General Meeting of Shareholders on June 16, 2017	Common shares	Retained earnings	69,085	32	March 31, 2017	June 19, 2017

Notes to Tax Effect Accounting

Details of the main sources of deferred tax assets and deferred tax liabilities

(thousand yen)
Current assets
(Deferred tax assets)
Accrued enterprise tax	6,534
Accrued business office tax	2,145
Provision for bonuses	50,839
Accrued legal welfare expenses	8,043
Allowance for doubtful accounts	1,388
Other	9,420

Total deferred tax assets	78,371

Non-current assets
(Deferred tax assets)
Provision for executive officers’ retirement benefits	7,211
Impairment losses on telephone subscription rights	936
Amount in excess of software depreciation limit	2,393
Other	1,073
Valuation allowance	-1,108

Total deferred tax assets	10,507

(Deferred tax liabilities)
Valuation difference on other securities	-6,491

Total deferred tax liabilities	-6,491

Net deferred tax assets	82,387

Notes to Non-Current Assets Held Under Lease Contracts

The Company uses some office equipment under finance lease contracts which do not transfer ownership rights.

Notes to Financial Instruments

1.	Matters Concerning the Status of Financial Instruments

(1)	Policy for handling financial instruments

The Company conducts funding operations only for short-term funds, deposits, etc. and does not enter into speculative transactions. If fund raising is needed, the Company arranges loans from banks.

(2)	Details and risks of financial instruments and risk management system

The Company controls customer credit risks on notes and accounts receivable as trade receivables by examining their due dates and balances by customer, in accordance with credit control rules, and examines the credit status of major customers when necessary.

Shares held as investment securities are those of corporations with which the Company has business relationships. The Company regularly checks market values of shares and issuers’ financial conditions, while continuously reviewing the holding status considering relationships with business counterparts. Accounts payable as trade payables have payment due dates mostly within one year, and the Company controls risks by preparing a monthly fund management plan.

(3)	Supplementary explanation of matters relating to fair value of financial instruments

Fair value of financial instruments includes market prices and reasonably estimated value if there are no market prices. Because the estimation of fair value incorporates variable factors, adopting different assumptions could result in different values.

2.	Market Value of Financial Instruments

Carrying amount, market value, and unrealized gains/losses of the financial instruments as of March 31, 2017 are as follows.

		(Unit: thousand yen)
	Carrying amount (*)	Fair value (*)	Unrealized gains/losses
(1) Cash & deposits	2,672,468	2,672,468	—
(2) Notes and accounts receivable-trade	753,279	753,279	—
(3) Investment securities: Other securities	29,056	29,056	—
(4) Accounts payable-trade	(173,066)	(173,066)	—
(5) Accounts payable-other	(147,726)	(147,726)	—
(6) Income taxes payable	(65,307)	(65,307)	—

(*)	Amounts recorded in liabilities are indicated in parentheses.

(Note 1) Method used for calculating the fair value of financial instruments, and matters concerning securities and derivatives transactions

(1)	Cash and deposits and (2) Accounts receivable – trade

Because their fair value is almost equal to their book value due to settlement within a short period, they are posted at their book value.

(3)	Investment securities

Fair value of investment securities is the price of shares traded on a stock exchange.

Securities are recorded as other securities, and their carrying amount, acquisition costs, and differences are as follows.

			(Unit: thousand yen)
Category	Type	Acquisition cost	Carrying amount	Difference
Securities whose carrying amount is greater than acquisition cost	Shares	6,910	29,056	22,146
Securities whose carrying amount is less than acquisition cost	Shares	—	—	—

Total		6,910	29,056	22,146

(4)	Accounts payable-trade, (5) Accounts payable-other, and (6) Income taxes payable

Because their fair value is almost equal to their book value due to settlement within a short period, they are posted at their book value.

(7)	Derivatives transactions

No statements are provided because there were no derivative transactions.

(Note 2) Redemption schedule for monetary assets and securities with maturities

(Unit: thousand yen)
Due within one year
Cash and deposits	2,672,468
Accounts receivable-trade	753,279
Investment securities Other securities with maturities	—

Total	3,425,747

Notes to Transactions with Related Parties

1.	Parent Companies and Corporations as Major Shareholders

Attribute	Parent company	Corporations as major shareholders
Name of company, etc.	DTS Corporation	NTT DATA Corporation
Address	Minato-ku, Tokyo	Koto-ku, Tokyo
Capital (million yen)	6,113	142,520
Business line or occupation	Development of information systems, etc.	Development of data communications systems, etc.
Percentage of voting rights held by related parties	Direct 50%	Direct 17.3%
Transactions with related parties	Part of system solution services under entrustment contracts, offering of BPO services, one director at the concurrent position	Part of system solution services under entrustment contracts
Contents of transactions	System solution services and BPO services (Note 1)	System solution services (Note 1)
Sales (thousand yen)	647,147	765,278
Account item	Accounts receivable-trade	Accounts receivable-trade
Balance at the end of the fiscal year under review (thousand yen)	52,912	130,842

Transaction conditions, policies for determining transaction conditions, and other information

(Notes)

1.	Sales from system solution services and BPO services are determined considering technical skills for offering services, industry prices, etc. through negotiations based on same conditions given to industry peers in Japan.
2.	Revenues do not include consumption taxes, etc., and the balance at the end of the fiscal year under review includes consumption taxes, etc.

2.	Fellow Subsidiaries, etc.

Attribute	Subsidiaries of other affiliated companies

Name of company, etc.	TelWel East Japan Corporation	NTT DATA Intramart Corporation	NTT East Minami Kanto Corporation	NTT Data Customer Service Corporation

Address	Shibuya-ku, Tokyo	Minato-ku, Tokyo	Minato-ku, Tokyo	Koto-ku, Tokyo

Capital (million yen)	100	738	50	100

Business line (or occupation)	Business related to welfare and benefit facilities of NTT group companies	Sales of package software (Intramart), etc.	Entrusted services to Nippon Telegraph and Telephone East Corporation and other companies	Development, maintenance, and operations of data communication systems under entrustment contracts, sales and rental businesses

Percentage of voting rights held by related parties	Direct 8.6%	—	—	—

Transactions with related parties	Part of system solution services and BPO services under entrustment contracts	Part of system solution services under entrustment contracts	Part of system solution services and BPO services under entrustment contracts	Part of system solution services and BPO services under entrustment contracts

Contents of transactions	System solution services and BPO services (Note 1)	System solution services (Note 1)	System solution services and BPO services (Note 1)	System solution services and BPO services (Note 1)

Sales (thousand yen)	17,602	185,562	71,185	526,017

Account item	Accounts receivable-trade	Accounts receivable -trade	Accounts receivable-trade	Accounts receivable-trade

Balance at the end of the fiscal year under review (thousand yen)	4,302	16,298	12,327	48,514

Notes

1.	Sales from system solution services and BPO services are determined considering technical skills for offering services, industry prices, etc. through negotiations based on same conditions given to industry peers in Japan.
2.	Revenues do not include consumption taxes, etc., and the balance at the end of the fiscal year under review includes consumption taxes, etc.

Notes to Per-share Information

Net assets per share	1,454.92 yen
Net income per share	134.87 yen

Notes to Significant Subsequent Events

Not applicable

Other Important Notes

(Related to business combinations, etc.)

Business divestiture

1. Outline of Business Divestiture

(1)	Name of company with business divested

Recruit Staffing Co., Ltd.

(2)	Contents of business divested

All personnel dispatch businesses pertaining to BPO services excluding the business of sending IT personnel and handling operations under entrusted contracts

(3)	Major reasons for business divestiture

Since obtaining the license for General Worker Dispatching Undertakings in 1992, the Company has operated the worker dispatch service as a core business of business process outsourcing (BPO) services, expanding operations with the opening of a sales office in Yokohama in 1997, and adding offices in Omiya and Sendai.

However, since peaking in 2008 when the bankruptcy of Lehman Brothers occurred, the Company has experienced a downward trend in net sales, due to negative impacts of repeated revisions of labor laws, difficulties in securing dispatching personnel because of price competitiveness with other competitors, and reliance on specific markets.

Although the Company made efforts to improve profitability by closing sales offices and implementing cost cuts, as well as reinforcing its sales strength, the Revised Worker Dispatching Act, which took effect on September 30, 2016, imposed increased operational costs and uncertainty of a business recovery on the Company. Given these circumstances, the Company has decided that it would transfer all of its worker dispatch business, excluding the business of dispatching IT personnel and handling associated operations under entrusted contracts.

(4)	Date of business divestiture

April 1, 2016

(5)	Outline of legal forms and other transactions

Business transfer in which the only consideration received is in the form of assets such as cash.

2.	Outline of Accounting Treatment

(1)	Gains from business transfer 161,287 thousand yen

(2)	Appropriate book value and the major items of assets and liabilities related to the transferred business

Not applicable

(3)	Accounting treatment

The Company has applied accounting procedures in accordance with the Accounting Standards for Business Divestitures (ASBJ Statement No. 7, September 13, 2013) and Implementation Guidance on Accounting Standards for Business Combinations and Business Divestitures (ASBJ Guidance No. 10, September 13, 2013).

3.	Reporting Segment That Included the Business Divested

BPO service

4.	Approximate Profits or Losses pertaining to the Divested Business That Were Reported in the Income Statements of the Fiscal Year under Review

Not applicable

Accounting Auditor’s Audit Report        COPY

Independent Auditor’s Audit Report

May 9, 2017

To: The Board of Directors

of DATALINKS CORPORATION

Ernst & Young ShinNihon LLC
Certified Public Accountant
Designated and Engagement Partner	Junya Abe[Seal]
Certified Public Accountant
Designated and Engagement Partner	Kiyoshi Enoshita[Seal]

Pursuant to the provision of Article 436, Paragraph 2, Item 1 of the Companies Act, we have audited the financial statements of DATALINKS CORPORATION for the 35th fiscal year from April 1, 2016 to March 31, 2017; namely, the balance sheet, statement of income, statement of changes in equity and the notes to financial statements, as well as the detailed statements thereof.

Management’s Responsibility for the Financial Statements, Etc.

Management is responsible for the preparation and fair presentation of the financial statements and the detailed statements thereof in accordance with corporate accounting standards generally accepted in Japan. This includes designing and operating such internal control which the management deems necessary to enable the preparation and fair presentation of the financial statements and the detailed statements thereof that are free from material misstatements due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express our opinions on the financial statements and the detailed statements thereof from an independent standpoint based on the audits we have conducted. We conducted our audit in accordance with auditing standards generally accepted in Japan. Such auditing standards require that we plan and perform the audit to obtain reasonable assurance as to whether or not the financial statements and the detailed statements thereof are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements and the detailed statements thereof. The audit procedures are selected and applied, at our discretion, based on the assessment of the risks of any material misstatement in the financial statements and the detailed statements thereof due to fraud or error. The purpose of an audit is not to express an opinion on the effectiveness of internal control. However, when conducting risk assessment, we review internal control relevant to the preparation and fair presentation of the financial statements and the detailed statements thereof in order to design audit procedures that are appropriate in the circumstances. An audit also includes an evaluation of the accounting policies used by management, the method of applying such policies and the estimates made by management, as well as reviewing the overall presentation of the financial statements and the detailed statements thereof.

We believe that we have obtained sufficient and appropriate audit evidence to provide a basis for our opinion.

Audit Opinion

We acknowledge that the financial statements and the detailed statements thereof referred to above fairly present, in all material respects, the assets as well as the gains and losses for the period of such financial statements and detailed statements in accordance with corporate accounting standards generally accepted in Japan.

Interests

There is no interest between the Company and us or our engagement partners which should be stated pursuant to the provisions of the Certified Public Accountants Act.

-End-

Audit Report of the Board of Corporate Auditors    COPY

Audit Report

With respect to the Directors’ execution of duties during the 35th fiscal year from April 1, 2016 to March 31, 2017, the Board of Corporate Auditors of the Company has prepared this Audit Report after deliberations based on the audit reports prepared by each Corporate Auditor, and hereby reports as follows.

1.	Methods and Contents of Audit by Corporate Auditors and the Board of Corporate Auditors

(1)	The Board of Corporate Auditors has established its audit policies and assignment of duties, etc. and received a report from each Corporate Auditor regarding the implementation of their audits and the results thereof. In addition, the Board of Corporate Auditors has received reports from the Directors, etc. and the Accounting Auditor regarding the performance of their duties, and requested explanations, as necessary.

(2)	In compliance with the Corporate Auditors’ auditing standards established by the Board of Corporate Auditors, and in accordance with the audit policies and assignment of duties, etc., each Corporate Auditor communicated with the Directors, the Auditing Office and other employees, etc., endeavored to collect information and improve the audit environment, and conducted the audit by the following methods.

(i)	Each Corporate Auditor attended the Board of Directors’ meetings and other important meetings, received reports from the Directors and employees, etc. on the performance of their duties and requested explanations, as necessary, inspected important approval/decision documents, etc., and examined the business and asset situation at the Company’s head office and other principal offices.

(ii)	With respect to (a) the contents of the resolutions made at the Board of Directors’ meetings regarding the development and maintenance of the system to ensure that the Directors’ execution of duties specified in the business report conform with all applicable laws and regulations, as well as the Articles of Incorporation of the Company and other systems that are set forth in Article 100, paragraphs 1 and 3 of the Ordinance for Enforcement of the Companies Act as being necessary for securing appropriate business operation of a joint stock company (kabushiki kaisha), as well as (b) the systems (internal control systems) developed and maintained based on such resolutions, each Corporate Auditor periodically received reports from the Directors and employees, etc. on the establishment and operation thereof, requested explanations, as necessary, and expressed his/her opinions.

(iii)	With respect to the matters which the Company took into account under Article 118, Item 5-a of the Ordinance for Enforcement of the Companies Act, as well as the decisions and reasons under Item 5-b of the said Article as stated in the business report, the Corporate Auditors additionally reviewed the contents thereof based on the status of deliberations by the Board of Directors, etc.

(iv)

Each Corporate Auditor monitored and verified whether the Accounting Auditor had maintained its independence and appropriately conducted its audit, received a report from the Accounting Auditor on the execution of its duties, and requested explanations, as necessary. In addition, each Corporate Auditor received a notice from the Accounting Auditor to the effect that it had developed and maintains a “system to ensure that the execution of the duties of the

Accounting Auditor was appropriately conducted” (matters listed in the items of Article 131 of the Ordinance on Company Accounting) in accordance with the “Quality Control Standards for Audits” (October 28, 2005, Business Accounting Council), etc., and requested explanations, as necessary.

Based on the above-described methods, each Corporate Auditor examined the business report and the detailed statements thereof, the financial statements (balance sheet, statement of income, statement of changes in equity and notes to financial statements) and the detailed statements thereof, for the current fiscal year.

2.	Audit Results

(1)	Results of Audit of Business Report, Etc.

(i)	We acknowledge that the business report and the detailed statements thereof accurately present the status of the Company in accordance with applicable laws and regulations and the Articles of Incorporation of the Company.

(ii)	We did not find any misconduct or material fact constituting a violation of any applicable law or regulation or the Articles of Incorporation of the Company with respect to the Directors’ execution of duties.

(iii)	We acknowledge that the contents of the resolutions of the Board of Directors with respect to the internal control systems are appropriate. Furthermore, we did not find any matter to be mentioned with respect to the contents specified in the business report or the Directors’ execution of duties in relation to such internal control systems.

(iv)	We did not find any matter to be mentioned with respect to the matters taken into account to ensure that the Company’s interests are not harmed when conducting transactions with the parent company, etc. as stated in the business report or with respect to the Board of Directors’ decisions and its reasons as to whether such transactions harm the Company’s interest.

(2)	Results of Audit of Financial Statements and the Detailed Statements Thereof

We acknowledge that the methods and results of the audit performed by the Accounting Auditor, Deloitte Touche Tohmatsu LLC, are appropriate.

May 11, 2017

DATALINKS CORPORATION, Board of Corporate Auditors

Mutsuo Tsurusaki, Full-time Corporate Auditor [Seal]

Taeko Ishii, Outside Corporate Auditor [Seal]

Takao Ono, Outside Corporate Auditor [Seal]

-End-

Reference Documents for the General Meeting of Shareholders

Proposals and References

Proposal 1: Appropriation of Surplus

The Company considers the return of profits to shareholders as its most important issue, and believes that continuously conducting a stable dividend policy will contribute to the mid- to long-term return of profits to shareholders.

While the management circumstances surrounding companies are still tough, giving comprehensive consideration to the return of profit to the shareholders, the future business environment, and the internal reserves required for the continuous growth of our business, etc., the Company proposes the following with respect to the year-end dividends for the current fiscal year:

Matters concerning year-end dividends:

(1)	Matters concerning the allotment of dividend assets and the total amount thereof

Amount per share of common stock of the Company: JPY 32

Total amount of dividends: JPY 69,085,568

(2)	Effective date of distribution of surplus

June 19, 2017

Proposal 2: Approval of the Share Exchange Agreement between the Company and DTS Corporation

The Company and DTS CORPORATION (“DTS”) passed resolutions at their respective board of directors meetings held on May 11, 2017 to carry out a share exchange in which DTS will become the sole parent company and the Company will become the wholly-owned subsidiary (the “Share Exchange”), and entered into a share exchange agreement (the “Share Exchange Agreement”) on said date.

Please approve the Share Exchange Agreement.

The effective date of the Share Exchange is scheduled for August 1, 2017.

Pursuant to the provisions of Article 796(2) of the Companies Act, DTS plans to carry out the Share Exchange according to the procedures for a simplified share exchange, which does not require the approval of its general shareholders meeting.

Prior to the effective date of the Share Exchange, shares of the Company’s common stock are scheduled to be delisted from the JASDAQ market (the“ JASDAQ”) of the Tokyo Stock Exchange, Inc. (the “TSE”) on July 27, 2017 (the last trading day will be July 26, 2017).

1.	Purpose of the Share Exchange

DTS was founded in 1972 in Minato-ku, Tokyo, and listed its shares on the 1st Section of the Tokyo Stock Exchange in 1999. Since its foundation, based on its corporate philosophy of “Building trust with customers, raising corporate value, enhancing the life of employees, and thereby contributing to society, all through technology”, DTS has continuously provided added-value through providing various services relating to systems ranging from consulting to design, development, operation, and construction of foundations to its customers coming from a wide variety of business types and business categories, including finance and telecommunications, with the aim of becoming a system integrator capable of meeting high-level business needs.

Recently, the DTS Group, based on its management vision of “MADE BY DTS, Creating New Value”, established a three-year Mid-Term Management Plan entitled “Change! For the Next, Creating New Value” starting in FY 2016. Positioning this three-year-period as a period for achieving “transformation” into a true system integration company, the DTS Group is continuing to transform itself, thereby promoting its efforts to provide optimal IT services for enhancing business value for its customers and throughout society, and to establish a Group system sufficiently mobile to rapidly respond to the changing environment. In April 2017, with an eye towards advancing in depth into growing markets and strengthening its competitive edge, DTS Group integrated Yokokawa Digital Computer Corporation, a group company with strengths in embedding system development for in-vehicle and healthcare equipment, and Art System Corporation, to thereby incorporate DTS Insight Corporation. Thus, the DTS Group has, as a whole, endeavored to aim toward achieving an enhanced level of trust from society by devoting all of its energies into the expansion, growth and stability of the Group, as well as achieving the improvement of capital efficiency by way of purchasing its own treasury shares and return of profits to our shareholders, to enable the DTS Group to become a corporate group which is attractive to shareholders and investors.

Since being founded in 1982 as an information systems subsidiary of a foundation, the Company has provided various services including core system services, etc., to the foundation and the NTT group. Following a capital and business affiliation with DTS in April 2001, the Company adopted its corporate philosophy of “Client First, Quality First, and Object First” with the aim of becoming a comprehensive personnel service provider.

In 2007, with the aim of expanding profitability and securing superior human resources through achieving increased public recognition, the Company listed its shares on the JASDAQ market. While securing independence from its parent company as a subsidiary of DTS, the Company has, through the improved governance provided by outside directors and outside corporate auditors, protected the interests of its minority shareholders in an appropriate manner, and taken a variety of measures while making use of the benefits realized from the listing of its shares, and has thereby achieved the results which were contemplated at the time of its listing, including the hiring of industry-ready website development engineers and high-level students who have the potential to become data scientists in the data science business, etc.. In order to cope with the changing business environment, in March 2016, the Company sold its temporary staffing business (dispatching of clerical workers), a core business since its listing, and now devotes itself to system solutions service businesses and BPO (business process outsourcing) service businesses, having selected and concentrated its business areas and addressed cost structure reform, and is thereby aiming at further expanding its business scale and enhancing its corporate value.

To date, DTS has been sharing management strategies and management plans with the Company, a Group company of DTS, and engaging in business operations in cooperation with each other. Recently, however, driven by the rapid development of digital technology, including artificial intelligence (AI), the Internet of Things (IoT), FinTech, big data, cloud computing and mobile communications, the environment surrounding the customers has seen significant change. In addition, as evidenced by the uncertain economic situation and fiercer competition both domestically and abroad, the business environment surrounding DTS and the Company has become increasingly severe. In order to respond to such social and technological changes and further strengthen the core business in the mid to long-term, it is necessary for both companies to create closer business relations than before and to accelerate and maximize the synergistic effects in terms of market, technology, human resource and business bases, by integrating the technology, know-how, and business foundations of both companies and engaging in strategies in a flexible manner, while taking advantage of the respective merits of each company. Specifically, in regard to the sectors of the solutions business, which is DTS’s growth sector, and the operations and BPO businesses, which are DTS’s core businesses, by strengthening further collaboration with the Company’ system solutions service business and BPO service business, the business areas of which are overlapping, (i) the sharing of highly-skilled personnel, (ii) the integration of technology, know-how and business foundations, and (iii) the further expansion of business synergies by cooperating and sharing of various systems such as the development of human resources, etc., of both companies will be enabled. Thus, we consider that the foregoing sectors of the solutions business and the BPO service business will, through the expansion of the business operating bases, the reinforcement of development capabilities, and the promotion of efficient use of resources, become keys for future growth. Furthermore, in order for the Company to put growth strategies into practice in a steady manner, it is necessary to construct a solid system of cooperation which will enable the maximum use of management resources, such as customer bases and technology possessed by the DTS Group.

In view of such circumstances, DTS determined that the best policy would be to make the Company its wholly-owned subsidiary and comprehensively considered the financial and capital influences in connection with making the Company its wholly-owned subsidiary, and, in December 2016, requested the Company to become its wholly-owned subsidiary through a share exchange with its own treasury shares as consideration.

The Company engaged in sincere discussions on how such request from DTS could contribute to the desired competitive strategies of the Company under current industry movements. Focusing on web-related system construction and big data analysis, the Company has attempted to promote various business developments. Under the system solutions service business, which is its flagship business, the demands from clients that need to be coped with have been changing as the progress of digital technology including AI, IoT, etc., has been accelerating more than ever before, the approach for making proposals in terms of sales or system development and the development methods, etc., have been changed, and, with regard to system development requested by clients, there has been an increase in system development initiated by an on-site department of the clients rather than their IT department. Moreover, competition has become even fiercer, and amid such severe industry environment, in order to achieve sustainable growth and the enhancement of corporate value, as well as to meet the expectations of various stakeholders, including its shareholders, the Company considered that merely using its own resources involves limitations in terms of strengthening its sales forces and coping with new technology in every aspect, and deemed it necessary and appropriate to make maximum use of its own resources held by the DTS Group, and to strengthen its competitive power through enhancement of technological capabilities by conducting research and development as well as making investments, and engaging in systematic development of human resources. Thus, in order to promote these new competitive strategies in a more rapid and assured manner, the Company came to recognize that it was necessary for the Company to become a wholly-owned subsidiary of DTS, its parent company, which would enable effective use of project management skills for large-scale development projects possessed by the DTS Group as well as solution development in the corporate field and relevant know-how and client bases for such solution development, and would see benefits flow from the increased scale derived from the integration of the management resources of both companies, thereby maximizing business synergistic effects.

In response to DTS’s request for the Company to become a wholly-owned subsidiary of DTS, DTS and the Company have engaged in continuous good faith discussions on the stances both companies should take in the future. As a result, DTS and the Company came to the conclusion that, amid the significantly changing business environment, rather than a situation where each company separately utilizes the strengths and know-how developed to date as an independent, listed company, promoting the sharing of corporate philosophy as well as visions and strategies more than ever before, seeking to select and concentrate their management resources by rapid decision making, and building further efficient and solid management foundations by (i) reducing the management costs necessary for maintaining the status of being listed, (ii) improving business efficiency through intensive information sharing, and (iii) re-distributing human resources in an effective manner, thereby strengthening the Group’s management, would further contribute to enhancing the corporate value of both companies for the future. Thus, in order to further facilitate the carrying out of the foregoing measures, we reached the conclusion that the best method would be for both DTS and the Company to make the Company a wholly-owned subsidiary of DTS, and, under common Group strategies, to accelerate decision-making and clarify the sharing of responsibilities between the companies, as well as to ensure further strengthened Group governance and flexibility in the organizational operations based on such common Group strategies. Accordingly, both companies have decided to enter into a share exchange agreement as of May 11, 2017.

2.	Outline of the Contents of the Share Exchange Agreement

The content of the Share Exchange Agreement between the Company and DTS are as follows.

Share Exchange Agreement

DTS CORPORATION (“DTS”) and DATALINKS CORPORATION (“Datalinks”) enter into a share exchange agreement (this “Agreement”) as follows.

Article 1. Share Exchange

DTS and Datalinks will conduct a share exchange (the “Share Exchange”) under which DTS will become the wholly-owning parent company of Datalinks and Datalinks will become a wholly-owned subsidiary of DTS, and DTS will acquire all of the outstanding shares issued by Datalinks (excluding the shares of Datalinks held by DTS. The same shall apply hereinafter).

Article 2. Trade Name and Address of DTS and Datalinks

The trade name and address of DTS and Datalinks are respectively as follows:

(1) DTS:	Trade name: DTS CORPORATION
Address: 6-19-13, Shimbashi, Minato-ku, Tokyo
(2) Datalinks:	Trade name: DATALINKS CORPORATION
Address: 2-7-1, Nishishinjuku, Shinjuku-ku, Tokyo

Article 3. Shares to be Delivered in Connection with Share Exchange and Allotment Thereof

1.	In the Share Exchange, DTS will allocate and deliver to the shareholders of Datalinks (excluding DTS, the same below) at the time immediately prior to the time at which DTS acquires all of the issued and outstanding shares of Datalinks through the Share Exchange (the “Base Time”) the number of shares of its common stock obtained by multiplying (i) a total number of shares of common stock of Datalinks held by each such shareholder by (ii) 0.73, in exchange for shares of common stock of Datalinks held by each such shareholder.

2.	In the Share Exchange, DTS shall allocate to the shareholders of Datalinks as of the Base Time 0.73 shares of its common stock per one share of common stock of Datalinks held by such shareholders.

3.	If any shares of DTS’s common stock to be allocated to shareholders of Datalinks under the preceding two paragraphs are fractions of less than one share, DTS will treat those fractions pursuant to Article 234 of the Companies Act and other related laws and regulations.

Article 4. Matters concerning the Amount of DTS’s Stated Capital and Capital Reserve

The amount of capital and capital reserve of DTS that will increase by the Share Exchange shall be determined by DTS pursuant to Article 39 of the Rules of Corporate Accounting.

Article 5. Effective Date

The date the Share Exchange comes into effect (the “Effective Date”) shall be August 1, 2017; provided, however, that DTS and Datalinks may change the Effective Date upon discussion and agreement if it becomes necessary due to a necessity in the progress of the procedures of the Share Exchange or for other reasons.

Article 6. General Shareholders’ Meeting for Approval of Share Exchange Agreement

1.	DTS will conduct the Share Exchange without obtaining the approval of the general meeting of its shareholders set forth in Article 795, paragraph (1) of the Companies Act concerning this Agreement according to Article 796, paragraph (2) of the Companies Act; provided, however, that if obtaining the approval of the general meeting of shareholders of DTS concerning this Agreement becomes necessary pursuant to Article 796, paragraph (3) of the Companies Act , DTS shall convene a general meeting of its shareholders by the day preceding the Effective Date and seek resolutions for the approval of this Agreement and the matters required for the Share Exchange.

2.	Datalinks shall seek resolutions for the approval of the general meeting of its shareholders set forth in Article 783, paragraph (1) of the Companies Act concerning this Agreement and the matters required for the Share Exchange, by the day preceding the Effective Date.

3.	DTS and Datalinks may change the procedures set forth in the preceding two paragraphs upon consultation and agreement if it becomes necessary due to a necessity in the progress of the procedures of the Share Exchange or for other reasons.

Article 7. Dividend of Surplus

1.	DTS may distribute dividends of surplus, with JPY 45 for one share of common stock of DTS, an aggregate amount of which shall be JPY 1,033,886,880 at a maximum, to the shareholders or the registered pledgees of shares listed or recorded in the final shareholders registry of DTS as of March 31, 2017.

2.	Datalinks may distribute dividends of surplus, with JPY 32 for one share of common stock of Datalinks, an aggregate amount of which shall be JPY 69,085,568 at a maximum, to the shareholders or the registered pledgees of shares listed or recorded in the final shareholders registry of Datalinks as of March 31, 2017.

3.	Except for the cases set forth in the preceding two paragraphs, DTS and Datalinks may not, after the Execution Date, distribute any dividend of surplus the record date for such distribution of which is a date before the Effective Date.

Article 8. Management of Company Property etc.

During the period from the Execution Date until the Effective Date, DTS and Datalinks shall pursue their respective businesses, and manage and operate their respective assets with due care required of a prudent manager. In addition, any action that either DTS or Datalinks desires to take that might have a material effect on the assets or rights and obligations of either party, or on the implementation of the Share Exchange (including, but not limited to, issuance of shares, share options and bonds with share options and other actions that affect the number of voting rights of all shareholders of each of DTS and Datalinks) shall be taken by such party upon prior discussion and agreement between DTS and Datalinks, except for actions associated with the ordinary course of business of each DTS and Datalinks.

Article 9. Cancellation of Treasury Stock

Pursuant to resolutions by its board of directors to be held by the day before the Effective Date, Datalinks shall cancel, as of the time immediately prior to the Base Time (or, in case that any shareholder of Datalinks has exercised its appraisal rights, after taking effect of repurchase of shares in connection with such exercise of appraisal rights), all of its treasury shares (including shares repurchased from Datalinks’s dissenting shareholders who have exercised the appraisal rights in accordance with the provisions of Article 785, paragraph (1) of the Companies Act in connection with the Share Exchange) that will be owned by Datalinks up until the time immediately prior to the Base Time in accordance with laws and regulations.

Article 10. Change of Conditions to the Share Exchange and Termination of this Agreement

DTS and Datalinks may agree to change the conditions of the Share Exchange or any other terms of this Agreement, or terminate this Agreement upon discussion and agreement between DTS and Datalinks, if, following the execution of this Agreement and until the Effective Date (i) a material change in the financial or management condition of either DTS or Datalinks occurs due to natural disaster or other reasons, (ii) circumstances constituting a material impediment to the implementation of the Share Exchange occur, or (iii) the objective of this Agreement becomes difficult to attain.

Article 11. Expiration of this Agreement

This Agreement shall become invalid if (i) DTS is unable to obtain resolutions approving the Agreement at its general meeting of shareholders under proviso to Article 6, paragraph (1) (limited to cases where the approval becomes necessary as set forth in Article 796, paragraph (3) of the Companies Act), (ii) Datalinks is unable to obtain resolutions approving the Agreement at its general meeting of shareholders under Article 6, paragraph (2), (iii) approvals of the relevant authorities necessary to implement the Agreement are not obtained by the day preceding the Effective Date or (iv) this Agreement is terminated pursuant to the preceding Article.

Article 12. Matters to be Discussed

Besides the matters set forth in this Agreement, matters required for the Share Exchange will be determined upon discussion and agreement between DTS and Datalinks in view of the intent of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement in duplicate by placing their names and seals thereon, and each party shall keep one copy of the originals.

May 11, 2017

DTS: 6-19-13, Shimbashi, Minato-ku, Tokyo

DTS CORPORATION

Koichi Nishida, President & Representative Director

Datalinks: 2-7-1, Nishishinjuku, Shinjuku-ku, Tokyo

DATALINKS CORPORATION

Hayao Yokoo, President & Representative Director

3.	Outline of Matters Listed in the Items of Article 184, Paragraph 1 of the Order for Enforcement of the Companies Act (excluding item 5 and 6)

1	Matters concerning the Reasonableness of the Consideration for the Share Exchange

(1)	Terms of Allotment in connection with the Share Exchange

Name of company	DTS (sole parent company upon share exchange)	The Company (wholly-owned subsidiary upon share exchange)
Allotment ratio for the Share Exchange	1	0.73
Number of shares to be delivered through the Share Exchange	DTS common stock: 787,614 shares (scheduled)

(Note 1) Share allotment ratio

For each share of the Company common stock, 787,614 shares of DTS common stock will be allotted and delivered. However, no share will be allotted through the Share Exchange for the 1,080,000 shares of the Company common stock owned by DTS (as of May 11, 2017).

(Note 2) Number of DTS shares to be delivered through the Share Exchange

Number of DTS common stock to be delivered through the Share Exchange: 787,614 shares (scheduled)

At the time of the Share Exchange, DTS will allot and deliver the number of DTS common stock that is calculated based on the allotment ratio in the table above to the Company shareholders (excluding DTS) as of immediately prior to the time that DTS acquires all outstanding shares of the Company (excluding the Company common stock owned by DTS) through the Share Exchange (the “Reference Time”) in exchange for the Company common stock owned by such shareholders. DTS plans to use its treasury shares for all of the shares that will be delivered, and DTS does not plan to issue any new shares when making the allotment in connection with the Share Exchange. Immediately prior to the Reference Time, the Company plans to cancel all of its treasury shares that will be owned by the time immediately prior to the Reference Time (including the treasury shares that are acquired based on the share buyback demand made by dissenting shareholders under Article 785 of the Companies Act that is exercised with regard to the Share Exchange) through a resolution of a board of directors meeting that is held no later than the day before the effective date of the Share Exchange.

The number of shares to be allotted and delivered through the Share Exchange may change in the future due to the acquisition or cancellation of treasury shares by the Company

(Note 3) Treatment of shares of less than one unit

As a result of the Share Exchange, there is expected to be shareholders who will newly own DTS shares of less than one unit (i.e., less than 100 shares). In particular, the Company shareholders who own less than 100 shares of the Company stock are expected to only own DTS shares of less than one unit and will not be able to sell such shares on an exchange market. The shareholders who will own DTS shares of less than one unit may rely on the “Buyback Policy” for shares of less than one unit (This is a policy where, pursuant to the provisions of Article 192(1) of the Companies Act, shareholders who own DTS shares of less than one unit can make a demand on DTS to purchase back such shares, and the shareholders can sell such shares to DTS)

(Note 4) Treatment of any fraction of less than one share

With respect to the Company shareholders who will receive an allotment and delivery of fractions of less than one share of DTS common stock at the time of the Share Exchange, pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations, DTS will sell the number of DTS shares equal to the sum of such fractions (any fraction of less than one share in the sum will be rounded off) and deliver the proceeds of the sale to such shareholders in proportion to such fractions.

(2)	Basis and Reasons for the Terms of Allotment

To ensure fairness and reasonableness when calculating the share allotment ratio in paragraph (1) above (“Terms of allotment in connection with the Share Exchange”) that will be used in the Share Exchange (the “Share Exchange Ratio”), DTS appointed SMBC Nikko Securities Inc. (“SMBC Securities”) as its third-party appraiser and TMI Associates as its legal advisor, while the Company appointed YAMADA FAS Co., Ltd. (“YAMADA FAS”) as its third-party appraiser and Seiwa Meitetsu Law Office as its legal advisor.

DTS carefully discussed and considered the valuation report on the share exchange ratio that it received from its third-party appraiser (SMBC Securities) on May 11, 2017 and the advice that it received from TMI Associates, and decided that the Share Exchange Ratio is reasonable and will not harm the interests of DTS and the Company shareholders, so it has decided that it would be reasonable to carry out the Share Exchange according to the Share Exchange Ratio.

DTS and the Company have considered various factors such as the companies’ financial conditions, business performance trends, and share price trends, etc. as well as referred to the calculation results of the share exchange ratio, advice that they received from their respective third-party appraisers and the advice that they received from their respective legal advisors as described above, then, they have held many negotiations and discussions, and as a result, they have determined that the Share Exchange Ratio is reasonable and will not harm the interests of their respective shareholders. Therefore, based on the resolutions of the board of directors meetings of DTS and the Company that were held today, they have decided to enter into the Share Exchange Agreement to carry out the Share Exchange according to the Share Exchange Ratio.

The Share Exchange Ratio may be changed upon discussion between the companies if there is any material change in the various conditions that form the basis of its calculation.

(3)	Matters regarding Calculation

As shares of DTS and the Company are listed on the TSE and they have a market share price, SMBC Securities adopted market price method (using May 10, 2017 as the calculation reference date, the average closing price for the one-month, three-month and six-month period to the calculation reference date.) and also the DCF Method so that future business activities are reflected in the valuation.

The calculation results of the share exchange ratio submitted by SMBC Securities was created as a reference for the resolution of the DTS’s board of directors regarding share exchange ratio, and are not intended to express SMBC Securities’s opinion on the fairness of the share exchange ratio in the Share Exchange.

The ranges shown below represent the number of shares of DTS common stock to be allotted for each share of the Company common stock, pursuant to each calculation method.

Method used	Calculation results of the share exchange ratio
Market share price method	0.62~0.66
DCF method	0.55~0.85

In calculating the share exchange ratio, SMBC Securities adopted all information received from both companies as well as publicly-available information as is, in principle, and assuming that all of such materials and information, etc. were accurate and complete, SMBC Securities has not independently verified the accuracy and completeness thereof. It also did not independently perform a valuation, appraisal, or assessment of the assets and liabilities (including contingent liabilities) of both companies, and their related companies, including analysis and valuation of individual assets and liabilities, and also did not ask any third-party entity to perform such appraisal or assessment. In addition, it assumed that the financial projections for both companies have been reasonably prepared by the management of both companies based on the best projections and decisions that can be obtained at this time. Furthermore, the calculation of the share exchange ratio by SMBC Securities is based on the information and economic conditions up to May 10, 2017.

No significant increase or decrease in profit is expected in the business plan provided by DTS, which were used by SMBC Securities as premises for its valuation via the DCF Method. There are fiscal years in which profit is expected to increase considerably in the business plan between the fiscal year ending March 2018 and the fiscal year ending March 2020 provided by the Company, which were used by SMBC Securities as premises for its valuation via the DCF Method. Specifically, by actively aiming for (i) the expansion of sales and profits driven by the new contact center business certified by the Payment Card Industry Data Security Standards (“PCIDSS”) which are international security standards under which credit card numbers are to be handled, in the BPO service business, and (ii) the reduction of costs including expenses required for various policies throughout the Company, a substantial increase in profits compared with the previous business year is expected in the term ending in March 2019.These financial projections do not assume that the Share Exchange will be carried out.

On the other hand, as shares of DTS and the Company are listed on the TSE and they have a market share price, YAMADA FAS adopted market price method (using May 10, 2017 as the calculation reference date, the average closing price for the one-month, three-month and six-month period to the calculation reference date), as well as DCF Method in order to reflect future business operations in the valuation.

Using May 10, 2017 as the calculation reference date, the market share price method used the closing price of DTS and the Company common stock on the TSE 1st Section and TSE JASDAQ on the calculation reference date and the simple average of the closing price in the one-month, three-month, and six-month periods preceding the calculation reference date.

Under the DCF method, YAMADA FAS has received DTS’s business plan and calculated the share value of DTS by using certain discount rates to discount free cash flows, which the DTS is expected to produce in the future, to current value based on the business plan value for the business years from the year ending March 2018 to the year ending March 2020. A discount rate of between 6.50% and 7.94% was used, and the perpetuity growth method, with a perpetuity growth rate of 0%, was used to calculate the terminal value.

YAMADA FAS has received the Company’s business plan and calculated the share value of the Company by using certain discount rates to discount free cash flows, which the Company is expected to produce in the future, to current value based on the business plan value for the business years from the year ending March 2018 to the year ending March 2020. A discount rate of between 8.80% and 10.76% was used, and the perpetuity growth method, with a perpetuity growth rate of 0%, was used to calculate the terminal value, and the perpetuity growth method.

No significant increase or decrease in profit is expected in the business plan provided by DTS, which were used by YAMADA FAS as premises for its valuation via the DCF Method. There are fiscal years in which profit is expected to increase considerably in the business plan between the fiscal year ending March 2018 and the fiscal year ending March 2020 provided by the Company, which were used by YAMADA FAS as premises for its valuation via the DCF Method. Specifically, a JPY 230 million increase in profits compared with the previous business year is expected in the term ending in March 2019, by actively aiming for (i) the expansion of sales and profits driven by the new business related to PCIDSS in the BPO service business, and (ii) the reduction of costs including expenses required for various policies throughout the Company. These financial projections do not assume that the Share Exchange will be carried out.

The ranges shown below represent the number of shares of DTS common stock to be allotted for each share of the Company common stock, pursuant to each calculation method.

Method used	Calculation results of the share exchange ratio
Market share price method	0.557~0.690
DCF method	0.613~0.833

In calculating the share exchange ratio, YAMADA FAS adopted all information received from both companies as well as publicly-available information as is, in principle, and assuming that all of such materials and information, etc. were accurate and complete, YAMADA FAS has not independently verified the accuracy and completeness thereof. It also did not independently perform a valuation, appraisal, or assessment of the assets and liabilities (including contingent liabilities) of both companies, and their related companies, including analysis and valuation of individual assets and liabilities, and also did not ask any third-party entity to perform such appraisal or assessment. In addition, it assumed that the financial projections for both companies have been reasonably prepared by the management of both companies based on the best projections and decisions that can be obtained at this time. Furthermore, the calculation of the share exchange ratio by YAMADA FAS is based on the information and economic conditions up to May 10, 2017.

The calculation results of the share exchange ratio submitted by YAMADA FAS was prepared as a reference for the resolution of the Company’s board of directors regarding share exchange ratio, and are not intended to express YAMADA FAS’s opinion on the fairness of the share exchange ratio in the Share Exchange.

(4)	Reasons for the Selection of the Type of Asset as the Consideration for the Share Exchange

The Company and DTS have chosen shares of the common stock of DTS, which will become the sole parent company upon the share exchange, as the consideration for the Share Exchange. Shares of DTS common stock, the consideration for the Share Exchange, are listed on the First Section of the TSE and the liquidity of such shares will be maintained following the Share Exchange.

In addition, because the Share Exchange is meant to increase the corporate value of the Company and DTS, we deemed it appropriate for the shareholders of the Company to choose shares of the common stock of DTS, which will become the sole parent company upon the share exchange, as the consideration for the Share Exchange.

(5)	Matters concerning Reasonableness of the Amount of Paid-in Capital and Capital Reserve of the Sole Parent Company to be Increased by the Share Exchange

The Share Exchange Agreement provides that the amount of paid-in capital and capital reserve of DTS to be increased by the Share Exchange shall be determined by DTS pursuant to Article 39 of the Rules of Corporate Accounting of Japan.

We consider that this is consistent with the Rules of Corporate Accounting and fair accounting standards of Japan, and, thereby, this provision is reasonable.

(6)	Matters Considered Not to be Disadvantageous to the Company’s Minority Shareholders

A.	Measures to ensure fairness

Due to the fact that DTS is already a parent company of the Company owning 50.02% of the Company’s total outstanding shares, the companies have determined that there is a need to ensure the fairness of the Share Exchange and have taken the following measures to ensure fairness:

(i)	Obtaining valuation reports on share exchange ratio from independent third-party appraisers

DTS hired SMBC Securities, a third-party appraiser that is independent from DTS and the Company, and received a valuation report on share exchange ratio on May 11, 2017. For a summary of this valuation report, please see paragraph (3) above (“Matters regarding calculation”).

The Company hired YAMADA FAS, a third-party appraiser that is independent from DTS and the Company, and received a valuation report on share exchange ratio on May 10, 2017. For a summary of this valuation report, please see paragraph (3) above (“Matters regarding calculation”).

Neither DTS nor the Company has received a fairness opinion from their respective third-party appraisers stating that the Share Exchange Ratio is reasonable or fair from a financial perspective.

(ii)	Advice from independent law firms

DTS has appointed TMI Associates and the Company has appointed Seiwa Meitetsu Law Office as their respective legal advisors for the Share Exchange, and each has received legal advice regarding the various procedures for the Share Exchange and the decision-making method and process of the board of directors. TMI Associates and Seiwa Meitetsu Law Office are independent from DTS and the Company and do not have any significant interests with the companies.

B.	Measures to avoid conflicts of interest

DTS already owns 10,800 voting rights in the Company (50.03% (rounded to the nearest hundredths, and the same shall apply hereinafter to the calculation of the Ratio of Voting Rights Owned (defined below)) of 21,588 voting rights held by all shareholders as of March 31, 2017 (the “Ratio of Voting Rights Owned”)) and the Company is a consolidated subsidiary of DTS, so in addition to taking the measures in paragraph above, the following measures have been taken to avoid any conflicts of interest:

(i)	Obtaining a Report From Third Party Committee That Has No Interest in the Company

In reviewing the Share Exchange, in order to eliminate conflicts of interest and secure fairness and transparency in the Share Exchange, the Company has established a third party committee consisting of four members: Mr. Kazuhiro Miyagawa, who is an independent outside expert (CPA of BEQONE PARTNERS Inc.) with no interest in DTS, Ms. Taeko Ishii (attorney-at-law of Ohta & Ishii Law Office), and Mr. Takao Ono, who are outside corporate auditors of the Company and who are also registered with the Tokyo Securities Exchange as independent officers, and Mr. Naoki Sato, who is an outside director of the Company registered with the TSE as an independent officer as well. In accordance with the rules established by the TSE the Company requested the third party committee to review whether or not the Company’ decision to conduct the Share Exchange is disadvantageous to the interests of the Company’ minority shareholders. In conducting the above-mentioned review, in addition to holding five meetings in total during the period from April 13, 2017 to May 2, 2017, the third party committee collected information and carefully conducted a review regarding the above stated matters for review. In conducting such review, the third party committee received explanations from the Company about the purpose of the Share Exchange, the background thereto, the content of the corporate value of the Company, and the negotiation history and determination process of the various conditions of the Share Exchange (including the share exchange ratio), and also received explanations from YAMADA FAS about the evaluation of the share exchange ratio in the Share Exchange. In addition, the third party committee also received explanations from Seiwa Meitetsu Law Office, a legal advisor of the Company, regarding the method and processes, etc. of the Company’ decision making regarding the Share Exchange.

Under such background, the third party committee has submitted a report to the Company as of May 10, 2017, to the effect that, based on the above explanations, the calculation results, and other materials for review, there were found to be no circumstances to believe that the resolution of the board of directors of the Company for the Share Exchange would be particularly disadvantageous to the minority shareholders of the Company.

(ii)	Opinion to the effect that approval has been obtained from all directors of the Company who have no interest in the Company and that no objections were raised by any corporate auditor who has no interest in the Company.

At the meeting of the board of directors of the Company in which the proposal for the Share Exchange was resolved, in order to be more careful from the perspective of avoiding the appearance of a conflict of interests, the proposal was at first deliberated and resolved by only three (3) directors, and not including Mr. Isao Yokoo, who concurrently serves as a director of DTS, and Mr. Tomoki Toyonaga and Mr. Nobuhiko Ishikawa, who concurrently serve as corporate officers of DTS (hereinafter such deliberation and resolution shall be referred to as the “First Resolution”).

Then, taking into consideration the fact that, if it is construed that a director who concurrently serves as a director or corporate officer of DTS does not constitute a director with special interests under Article 369.2 of the Companies Act, the quorum required for meetings of the board of directors stipulated under Article 369.1 of the same Act will not be met for the First Resolution, the matter was deliberated upon and resolved again by six (6) directors, including those who did not participate in the First Resolution (hereinafter such deliberation and resolution shall be referred to as the “Second Resolution”).

Thus, among the directors of the Company, Mr. Isao Yokoo, who concurrently serves as a director of DTS, and Mr. Tomoki Toyonaga and Mr. Nobuhiko Ishikawa, who concurrently serve as corporate officers of DTS, did not attend the First Resolution, but attended only the Second Resolution.

In addition, from the same perspective, Mr. Isao Yokoo, Mr. Tomoki Toyonaga and Mr. Nobuhiko Ishikawa did not attend the discussion or negotiations over the Share Exchange in their positions as directors or corporate officers of the Company.

With regard to the First Resolution and the Second Resolution, the directors, excluding those who have not attended the deliberation and resolution as stated above, and the corporate auditors, attended the meetings of the board of directors pertaining to such resolutions, and as a result of careful deliberation regarding the various conditions of the Share Exchange, all the directors who attended the respective meetings unanimously made the aforementioned resolutions, and no objections were raised by the corporate auditors who attended the respective meetings.

2	Referential Matters concerning the Consideration for the Share Exchange

(1)	Provisions in the Articles of Incorporation of DTS

The Articles of Incorporation of DTS is available at the Web page of the Company (http://www.datalinks.co.jp/) pursuant to the laws and regulations, and Article 18 of the Company’s Articles of Incorporation.

(2)	Matters concerning Measures to Realize the Consideration for the Share Exchange

A.	Market where the consideration for the Share Exchange is to be traded

Shares of DTS common stock are traded on the First Section of the TSE.

B.	Intermediary, brokerage or agency of the consideration for the Share Exchange

Shares of DTS common stock are subject to the intermediary or brokerage service provided by financial instruments business operators (including securities companies), etc. across Japan.

C.	Restrictions on the transfer or other types of disposition of the consideration for the Share Exchange

Not applicable.

(3)	Matters concerning the Market Price of the Consideration for the Share Exchange

The average closing prices for the one-month, three-month and six-month period price for shares of DTS common stock, using May 10, 2017 as the reference date, are as follows:

One-month period	Three-month period	Six-month period
¥2,823	¥2,750	¥2,630

For the most recent market price, etc. for shares of DTS common stock on the TSE, please see the TSE web site (http://www.jpx.co.jp/), etc.

(4)	Details of the Balance Sheet of DTS in Each Fiscal Year Closed during the Preceding 5 Years

Intentionally omitted, DTS is required to file an Annual Securities Report in accordance with Article 24, paragraph 1 of the Financial Instrument and Exchange Act of Japan.

3	Matters concerning the Reasonableness of the Provisions of Share Options in relation to the Share Exchange

Not applicable.

4	Matters concerning the Financial Statements of the Sole Parent Company upon Share Exchange

(1)	Details of the Financial Statements of DTS for the Most Recent Fiscal Year (ending March 31, 2017)

The details of the financial statements of DTS for the most recent fiscal year (ending March, 2017) are available at the Company’s web site (http://www.datalinks.co.jp) pursuant to the laws and regulations, and Article 18 of the Articles of Incorporation of the Company.

(2)	Contents of the Temporary Financial Statements as of the Temporary Account Closing Day after the Closing Day of the Most Recent Fiscal Year of DTS

Not Applicable.

(3)	Disposition of Material Assets, Owing of Material Debts or Other Matters Having Material Effects on Corporate Assets Arising After the Closing Date of the Most Recent Fiscal Year of DTS

Not Applicable.

5	Matters concerning the Financial Statements of the Wholly-owned Subsidiary upon Share Exchange

Disposition of material assets, owing of material debts or other matters having material effects on corporate assets arising after the closing date of the most recent fiscal year of the Company

Not applicable.

Proposal 3: Election of Two (2) Directors

Directors Mr. Tomoki Toyonaga and Mr. Nobuhiko Ishikawa will retire from office due to resignation at the time of the closing of this Annual General Meeting of Shareholders. Accordingly, we hereby request that two (2) Directors be elected as substitutes.

The terms of office of the candidate Directors, Mr. Ken Saito and Mr. Shigeo Ohkubo, shall continue until the expiration of the terms of office of the Directors currently in office, pursuant to the provisions of the Company’s Articles of Incorporation.

Candidate No.	Name (Date of Birth)	Career Summary, Positions, Responsibilities and Significant Concurrent Positions		Number of Shares of the Company Held
		April, 1982	Joined Nippon Telegraph and Telephone Public Corporation (currently NIPPON TELEGRAPH AND TELEPHONE CORPORATION)	—
		April, 1997	General Manager of Corporate Planning Department, NTT DATA Communications Systems Corporation (currently NTT DATA Corporation) (“NTT DATA”)
		October, 1999	General Manager of Public System Business Division, NTT DATA
		June, 2007	General Manager of Purchasing Department, NTT DATA
1	Ken Saito* (February 11, 1960)	April, 2010	General Manager of Corporate Planning Division, NTT DATA Group (concurrent)
		April, 2012	Joined DTS Corporation General Manager of Corporate Planning Department, DTS Corporation
		March, 2013	Director, SOUGOU SYSTEM SERVICE CORPORATION
		April, 2013	Executive Officer and General Manager of Corporate Planning Department, DTS Corporation (Incumbent)
		April, 2014	Director, DTS WEST CORPORATION Director, Yokogawa Digital Computer Corporation (currently DTS INSIGHT Corporation) (Incumbent)
(Significant Concurrent Position) Executive Officer and General Manager of Corporate Planning Department, DTS Corporation

Candidate No.	Name (Date of Birth)	Career Summary, Positions, Responsibilities and Significant Concurrent Positions		Number of Shares of the Company Held
		April, 1987	Joined Data Tsushin System (currently DTS Corporation)(“DTS”)	—
		April, 2002	General Manager of Business Department-1, System Management Division, DTS
		April, 2008	General Manager of Network Business Solution Department-1, Network Business Division, DTS
		April, 2010	General Manager of Career Business Service Department, Management Service Business Division, DTS
		April, 2012	Vice General Manager of Management Service Business Division and General Manager of Customer Business Service Department-2, DTS
2	Shigeo Ohkubo* (June 6, 1964)	April, 2013	General Manager of Customer System Service Business Department, IT Service Business Division, DTS
		April, 2014	Executive Officer, Vice General Manager of IT Service Business Division and General Manager of Customer System Service Business Department, IT Service Business Division, DTS
		June, 2014	Director, JAPAN SYSTEMS ENGINEERING CORPORATION
		April, 2016	Executive Officer and General Manager of ISC Business Division, DTS (Incumbent) Director, DTS (Shanghai) CORPORATION
(Significant Concurrent Position) Executive Officer and General Manager of ISC Business Division, DTS

Candidates marked with * are new candidates.

(Notes)

1.	There are no special interests between each candidate and the Company.
2.	Candidates Mr. Ken Saito and Mr. Shigeo Ohkubo perform the business of DTS Corporation, which is currently the Company’s parent company. Their positions and responsibilities within DTS Corporation are as stated in the “Career Summary, Positions, Responsibilities and Significant Concurrent Positions” column.
3.	The “Career Summary, Positions, Responsibilities and Significant Concurrent Positions” column for candidates Mr. Ken Saito and Mr. Shigeo Ohkubo includes their positions and responsibilities when they were Executive Officers at DTS Corporation, which is the Company’s parent company.
4.	If Mr. Ken Saito and Mr. Shigeo Ohkubo are elected, they will not be Executive Directors, and the Company will execute liability limitation agreements with them pursuant to the Company’s Articles of Incorporation.

Proposal 4: Payment of Bonus to Officers

In view of the Company’s business performance, we request that three (3) Directors (excluding Outside Directors) and one (1) Corporate Auditor (excluding Outside Corporate Auditors) as of the end of the current fiscal year be paid an aggregate amount of 6,000,000 yen as officers’ bonuses (including 1,000,000 yen for the Corporate Auditor).

We request that the amount to be paid to each Director be determined upon the Board of Directors’ discretion.

-End-

Guide Map to the Venue of the General Meeting of Shareholders

Tokyu Plaza Hotel 43F Moonlight

2-2-1 Nishi-Shinjuku, Shinjuku-ku, Tokyo

TEL: (03) 3344-0111 (Main)

Access: 5 minutes’ walk from the West Exit of JR Shinjuku Station

5 minutes’ walk from Shinjuku Station on the Keio Line, Odakyu Line, Tokyo Metro Marunouchi Line and Toei Shinjuku Line

Next to B1 Exit of Tocho-mae Station on the Toei Oedo Line